Mail Stop 4561

December 29, 2005

Mr. Adiv Baruch
President and Chief Executive Officer
B.O.S Better Online Solutions Ltd.
Beit Rabin, Teradyon Industrial Park
Misgav, 20179, Israel

Re: B.O.S Better Online Solutions Ltd.
Registration Statement on Form F-3
Filed on December 1, 2005
File No. 333-130048

Form 20-F for the Fiscal Year Ended December 31, 2004
File No. 01-14184

Dear Mr. Baruch:

We have limited our review of the above filings to the matters addressed in the comments below. Please respond to our comments that pertain to your Form 20-F within ten business days of the date of this letter. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM F-3

Selling Shareholders, page 15

1.   Please expand the filing to describe the material transactions and relationships between B.O.S. and each of the selling shareholders during the past three years. See Item 9.D of the Form 20-F, as referenced by Item 4 of the Form F-3. Revise to disclose all material transactions between you and Laurus Master Fund during the past three years and to describe the material terms of your December 14, 2003 transaction with Hillswood Holdings Ltd. and Vamos Inc. The number of shares underlying the warrant issued to Laurus Master Fund in your September 2005 transaction also should be disclosed, as should the "certain circumstances" under which the various warrant exercise prices are subject to adjustment. Please ensure that all documents memorializing the issuance transactions by which the selling shareholders received their shares are included or incorporated by reference into this registration statement. For example, the registration rights agreements entered into as part of the June 2005 and September 2005 transaction should be filed as exhibits.

2.   We note that the registration statement includes shares that may be issued in payment of interest that has not yet accrued on the convertible note. As these interest payments on the convertible note may be made in cash or in common stock at the discretion of Laurus Master Fund, it does not appear that the offering of these shares has been completed such that they may be registered for resale at this time. In this regard, it is unclear what portion of the 625,000 shares being registered that represents shares issuable upon conversion of the principal amount and upon conversion of interest thereon. Moreover, it is unclear how Section 2.1(b) of the Secured Convertible Term Note is a mandatory interest conversion feature given that it allows the holder to convert "all or a portion" of the monthly principal payment and accrued interest if certain conditions are met.

3.   Please revise to name the natural person or persons who exercise the sole or shares voting and/or dispositive powers with respect to the shares to be offered for resale by Catalyst Fund L.P. Please also revise to indicate clearly that the natural persons listed in the footnotes (3), (4), (5) and (6) as "controlling" or "beneficially owing" shares have voting and/or dispositive power with respect to the shares to be offered for resale.

4.   In addition, please tell us whether any of the selling shareholders that are legal entities are affiliates of registered broker-dealers. If any selling shareholders are affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition, the broker-dealer affiliates had any

agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Plan of Distribution, page 21

5.	Tell us what steps you have implemented to ensure that each of the selling stockholders will conduct the distribution in accordance with Regulation M. See paragraph (b)(7) of Rule 461.

6.	In your plan of distribution, you indicate that selling shareholders may create short positions in the common shares in connection with the offering. In your response letter, please advise us that B.O.S. and the selling shareholders are aware of CF Tel. Interp. A.65.

Form 20-F for the fiscal year ended December 31, 2004

Item 15. Controls and Procedures, page 73

7.	We note your disclosure that you performed an evaluation of the effectiveness of your disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. However, Item 15(a) of Form 20-F requires you to disclose the conclusions of your principal executive and principal financial officers regarding the effective of your disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Rule 13a-15(e) defines disclosure controls and procedures as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures are designed as defined in Rule 13a-15(e) and if your CEO and CFO reached their conclusions as to the effectiveness of your disclosure controls and procedures based upon the definition set forth in Rule 13a-15(e). Please confirm that you will take this comment into consideration in preparing your future Item 15(a) disclosure.

8.   You state that "there can be no assurance that the Company's disclosure controls
        and procedures will detect or uncover all failures of persons within the Company
        to disclose material information otherwise required to be set forth in the
        Company's reports." Please tell us whether you *designed* your disclosure controls
        and procedures to provide reasonable assurance of achieving their objectives and
        whether your CEO and CFO concluded that your disclosure controls and
        procedures are effective at that reasonable assurance level. Please refer to Section
        II.F.4 of Management's Reports on Internal Control Over Financial Reporting and
        Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
        33-8283. Please confirm that you will take this comment into consideration in
        preparing your future disclosure or, in the alternative, remove the reference to the
        level of assurance of your disclosure controls and procedures.

9.   You disclose that "[s]ubsequent to the date of the evaluation thereof, there have
        been no significant changes in the Company's internal controls or in other factors
        that could have materially affected or are reasonably likely to materially affect
        these controls." However, Item 15(d) of Form 20-F requires you to disclose any
        change in your internal control over financial reporting that occurred during the
        period covered by the annual report that has materially affected, or is reasonably
        likely to materially affect, your internal control over financial reporting. Please
        tell us whether there was any change in your internal control over financial
        reporting that occurred during the fiscal year ended December 31, 2004 that has
        materially affected, or is reasonably likely to materially affect, your internal
        control over financial reporting. Please confirm that you take this comment into
        consideration in preparing your future Item 15(d) disclosure.

                        *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review.   Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they
have provided all information investors require for an informed investment decision.
Since the company and its management are in possession of all the facts relating to a
company's disclosure, they are responsible for the accuracy and adequately of the
disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

Adiv Baruch
B.O.S Setter Online Solutions
December 29, 2005
Page 6

cc: <u>Via Facsimile (212) 262-5152</u>
         Brian Brodrick, Esq.
         Phillips Nizer LLP
         Telephone: (212) 841-0700